Exhibit 99.1

Pactera Announces Receipt of “Going Private” Proposal at US$7.50 Per ADS

Beijing, May 20, 2013 - Pactera Technology International Ltd. (Nasdaq: PACT) (“Pactera” or the “Company”), a global consulting and technology services provider strategically headquartered in China, today announced that its board of directors has received a non-binding proposal letter dated May 20, 2013 from an affiliate of funds managed or advised by Blackstone, the Company’s non-executive Chairman, Chris Chen, its Chief Executive Officer, Tiak Koon Loh, and its Executive Committee members, David Chen, Sidney Huang and Jun Su (collectively, the “Buyer Consortium”) to acquire all of the outstanding shares of Pactera not currently owned by the Buyer Consortium in a going private transaction (the “Transaction”) for US$7.50 per American Depositary Share (“ADS”, each ADS representing one common share of the Company) in cash, subject to certain conditions.

According to the proposal letter, the Buyer Consortium intends to form an acquisition vehicle for the purpose of implementing the Transaction, and the Transaction is intended to be financed with a combination of equity capital funded by the Buyer Consortium and third-party debt.  A copy of the proposal letter is attached hereto as Exhibit A.

The Company expects that its board of directors will form a special committee consisting of independent directors (the “Special Committee”) to consider this proposal. The Company also expects that the Special Committee will retain a financial advisor and legal counsel to assist it in its work. The Company cautions its shareholders and others considering trading in its securities that the Company has just received the non-binding proposal and no decisions have been made with respect to the Company’s response to the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

Citigroup Global Markets Inc. is acting as financial advisor to the Consortium.  Ropes & Gray LLP is acting as U.S. counsel to the Buyer Consortium, with Cleary Gottlieb Steen & Hamilton LLP acting as U.S. counsel to the senior management members in the Buyer Consortium mentioned above.  Orrick, Herrington & Sutcliffe LLP is acting as the Company’s U.S. counsel.

About Pactera

Pactera Technology International Ltd. (NASDAQ: PACT), formed by a merger of equals between HiSoft Technology International Limited and VanceInfo Technologies Inc., is a global consulting and technology services provider strategically headquartered in China. Pactera provides world-class business / IT consulting, solutions, and outsourcing services to a wide range of leading multinational firms through a globally integrated network of onsite and offsite delivery locations in China, the United States, Europe, Australia, Japan, Singapore and Malaysia. Pactera’s comprehensive services include business and technology advisory, enterprise application services, business intelligence,

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application development & maintenance, mobility, cloud computing, infrastructure management, software product engineering & globalization, and business process outsourcing.

For more information about Pactera, please visit www.pactera.com.

Safe Harbor: Forward-Looking Statements

This news release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Pactera’s control, which may cause Pactera’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, the Company’s dependence on a limited number of clients for a significant portion of its revenues, uncertainty relating to its clients’ forming or plan to form joint venture with the Company’s competitors, the economic slowdown in its principal geographic markets, the quality and portfolio of its service lines and industry expertise, and the availability of a large talent pool in China and inflation of qualified professionals’ wages, as well as the PRC government’s investment in infrastructure construction and adoption of various incentives in the IT service industry. Further information regarding these and other risks, uncertainties or factors is included in Pactera’s filings with the U.S. Securities and Exchange Commission. All information provided in this news release is as of the date of this news release, and Pactera does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Sheryl Zhang

Investor Relations

Pactera Technology International Ltd.

Tel: +86-10-8282-5330

E-mail: ir@pactera.com

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Exhibit A

May 20, 2013

The Board of Directors

Pactera Technology International Ltd. (the “Company”)

3/F Building 8

Zhongguancun Software Park

Haidian District

Beijing 100193, China

Dear Sirs:

We, the Sponsor, as defined below, an affiliate of funds managed or advised by Blackstone Singapore Pte. Ltd. or its affiliates, the Company’s non-executive Chairman, Chris Chen, the Company’s Chief Executive Officer, Tiak Koon Loh, and the Company’s Executive Committee members, David Chen, Sidney Huang and Jun Su (collectively, the “Senior Management Members,” and together with the Sponsor, the “Consortium Members,” “we” or “us”) are pleased to submit this preliminary non-binding proposal to acquire all of the outstanding ordinary shares of the Company not already owned by us in a going private transaction (the “Acquisition”) described below.

We believe our proposal provides a very attractive opportunity to the Company’s shareholders to realize superior value.  Our proposal represents a premium of 42.6% to the Company’s closing price on May 17, 2013, and a premium of 39.0% to the volume-weighted average closing price during the last 30 trading days.  We are confident that the Acquisition can be closed on a highly expedited basis as outlined in this letter.

Set forth below are the key terms of our proposal.

1. Consortium. The Sponsor and the Senior Management Members have entered into a consortium agreement pursuant to which we will form an acquisition vehicle for the purpose of implementing the Acquisition, and have agreed to work exclusively with each other to pursue the Acquisition.  The Acquisition will be in the form of a merger of the Company with the acquisition vehicle that the Sponsor and the Senior Management Members will form.  You should be aware that the Consortium Members who own ordinary shares of the Company and/or American Depositary Shares (“ADSs,” each ADS representing one ordinary share of the Company) are interested only in pursuing this Acquisition and are not interested in selling their ordinary shares or ADSs in any other transaction involving the Company.

2. Purchase Price.  Based on the information available to us, we anticipate that the consideration payable in the Acquisition will be US$7.50 in cash per ADS/ordinary share, in each case other than for certain ADSs or ordinary shares held by the Consortium Members that may be rolled over in connection with the Acquisition.

3. Closing Certainty and Funding. We believe that we offer a high degree of closing certainty and are well positioned to negotiate and complete the proposed Acquisition on an expedited basis. We intend to finance the proposed Acquisition with a combination of debt and equity capital and we expect definitive commitments for the required debt and equity funding, subject to terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are signed.  We have been in discussions with Citigroup Global Markets Asia Limited on arranging debt financing for the Acquisition.

4. Due Diligence. We have engaged Citigroup Global Markets Inc. as financial advisor to the Consortium Members, Ropes & Gray LLP as international legal counsel to the Sponsor and to the Consortium Members, Cleary Gottlieb Steen & Hamilton LLP as international legal counsel to the Senior Management Members, and Deloitte & Touche as accounting and tax advisor.  We have significant experience in structuring and consummating transactions of this nature and would expect to complete due diligence on a highly expedited basis. We and our advisors are prepared and ready to engage in the next stage of discussions.

5. Definitive Agreements.  We are prepared to promptly negotiate and finalize mutually satisfactory definitive agreements with respect to the Acquisition and related transactions (the “Definitive Agreements”).  The Definitive Agreements will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.   We anticipate the Definitive Agreements will be completed in parallel with due diligence.

6. Process. We recognize that the Board will evaluate the Acquisition independently before it can make its determination to endorse it.  Given the involvement of the Senior Management Members in the Acquisition, we would expect that the independent members of the Board will proceed to consider our proposal.

7. About Blackstone.  The Blackstone Group L.P. and its affiliates (“Blackstone”) are one of the world’s leading investment and advisory firms, with 24 offices around the world. Through its different investment businesses, as of March 31, 2013, Blackstone had total assets under management of over US$218.2 billion, including US$52.5 billion in private equity funds.   To date, Blackstone’s private equity funds have invested/committed over US$42 billion in 174 transactions in a variety of industries and geographies in pursuit of Blackstone’s investment objectives. Blackstone’s private equity funds currently manage a global portfolio of investments in 75 companies, which in aggregate combine to represent approximately US$109 billion of revenues and over 734,000 employees. Our current global investment fund, Blackstone Capital Partners VI, is one of the largest private equity funds in the world with committed capital of US$16.2 billion.

8. No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to an Acquisition. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided therein.

9. Public Disclosure.  To comply with United States securities laws requirements, the Senior Management Members will be required to disclose the nature of this proposal, as well as a copy of this bid letter, and their agreement with the Sponsor in filings with the Securities and Exchange Commission on Schedule 13D.   However, we trust you will agree with us that it is in our mutual interests to ensure that except as otherwise required by law the parties proceed in a strictly confidential manner until the execution of the Definitive Agreements or termination of our discussions in connection with the proposed Acquisition.

We are very excited about the Acquisition and hope that you are interested in proceeding in a manner consistent with our proposal.  We believe that we are uniquely positioned to provide a compelling opportunity for the shareholders of the Company on a highly expedited timeframe.  Should you have any questions concerning this letter, please feel free to contact us at any time.  We look forward to hearing from you.

Tiak Koon Loh	Edward Huang

Chief Executive Officer	Senior Managing Director

Pactera Technology International Ltd.	The Blackstone Group

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Tiak Koon Loh
For and on behalf of the Senior Management Members

/s/ Tiak Koon Loh

[Proposal Letter Signature Page]

Red Pebble Acquisition Co Pte. Ltd. (the “Sponsor”)

By:	/s/ Kimmo Tammela
Name:	Kimmo Tammela
Title:	Director

[Proposal Letter Signature Page]